

May 25, 2023

Julie Ryan
Vice President, Finance
GH Research PLC
Joshua Dawson House
Dawson Street
Dublin 2
D02 RY95
Ireland

 Re: GH Research PLC
 Form 20-F for the Fiscal Year Ended December 31, 2022
 Filed March 9, 2023
 File No. 001-40530

Dear Julie Ryan:

 We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

 Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

 After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2022

Exhibits 13.1 and 13.2, page 157

1. These exhibits refer to the annual report on Form 20-F for the year ended December 31, 2021. In a full amended filing, please provide corrected certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 that refer to the fiscal year ended December 31, 2022, along with currently dated certifications pursuant to Section 302 of the Act.

Consolidated statement of comprehensive income, page F-4

2. In future filings, please present your loss per share to the nearest cent so as not to imply more precision than exists in this calculation.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Gary Newberry at (202) 551-3761 or Daniel Gordon, Senior Advisor, at (202) 551-3486 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences